Exhibit 99.1

TEEKAY OFFSHORE PARTNERS ANNOUNCES

BROOKFIELD HAS ACQUIRED A CONTROLLING

INTEREST IN ITS GENERAL PARTNER AND

CHANGE OF CONTROL EVENTS WITH RESPECT

TO ITS 6.00% SENIOR NOTES DUE 2019 AND NOK-

DENOMINATED SENIOR NOTES DUE 2019

Hamilton, Bermuda, July 3, 2018 – Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that Brookfield Business Partners L.P. (NYSE:BBU)(TSX:BBU.UN), together with its institutional partners (Brookfield), has exercised its option to acquire an additional 2% ownership interest in Teekay Offshore’s general partner (Teekay Offshore GP) from Teekay Corporation. As a result, Brookfield now holds a 51% interest in Teekay Offshore GP and has the right to appoint a majority of the members of its board of directors (the Board). Teekay Corporation will continue to have the right to appoint two members of the Board so long as it owns at least 10% of the Partnership’s outstanding common units. Brookfield has informed the Partnership that no changes to the Board composition are planned at this time.

“We look forward to continuing the pursuit of our near- and long-term objectives with the ongoing support of our sponsors” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd. “Teekay Corporation’s strong operational history in the marine and offshore space and Brookfield’s strategic vision and reputation as a world class alternative asset manager positions the Partnership for long term success.”

Brookfield’s exercise of its 2% option represents a change of control event with respect to (i) the Partnership’s 6.00% Senior Notes due 2019, which will entitle each holder of such notes to require the Partnership to repurchase any or all of the notes held by such holder for a price equal to 101% of the principal amount of such repurchased notes plus any accrued and unpaid interest, and (ii) the Partnership’s Norwegian Kroner-denominated notes due 2019, which will entitle each holder of such notes to require the Partnership to repurchase the notes held by such holder for a price equal to 100% of the principal amount of such repurchased notes plus accrued and unpaid interest. The Partnership will deliver the requisite notices to the holders of the Partnership’s 6.00% Senior Notes due 2019 and Norwegian Kroner-denominated senior notes due 2019 regarding the change of control pursuant to their indenture and bond agreement, respectively.

About Teekay Offshore

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership with consolidated assets of approximately $5.7 billion, comprised of 62 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, long distance towing and offshore installation vessels, a floating accommodation unit (FAU), and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units and preferred units trade on the New York Stock Exchange under the symbols “TOO”, “TOO PR A”, “TOO PR B” and “TOO PR E”, respectively.

About Brookfield Business Partners

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com.

Brookfield Business Partners limited partnership units trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com